Olaplex Holdings, Inc.

1187 Coast Village Rd, Suite 1-520

Santa Barbara, CA 93108

September 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Dillon Hagius

Re:	Olaplex Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-259116)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Olaplex Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 29, 2021, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus and Nicholas Roper of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Craig Marcus or Nicholas Roper of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 or (617) 951-7116, as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

OLAPLEX HOLDINGS, INC.

By:	/s/ JuE Wong
Name:	JuE Wong
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]